BANKERS TRUST CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Principal
Telephone: (212) 250-4599



                                       February 12, 1999


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          United Technologies Corporation


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the
Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   Damian P. Reitemeyer

Enclosures
       SECURITIES AND EXCHANGE COMMISSION
             Washington, D.C.  20549

                  SCHEDULE 13G

    Under the Securities Exchange Act of 1934
              (Amendment No.  7 )*

         United Technologies Corporation
     _______________________________________
                 NAME OF ISSUER:
         Common Stock (Par Value $5.00)
     _______________________________________
          TITLE OF CLASS OF SECURITIES
                    913017109
     _______________________________________
                  CUSIP NUMBER

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        (Continued on following page(s))
               Page 1 of 10 Pages

CUSIP No. 913017109                Page 2 of 10 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Bankers Trust Corporation; its wholly owned
    Subsidiary, Bankers Trust Company; its indirect wholly owned subsidiaries, BT Alex.Brown Incorporated
    (BT Alex.Brown), BT Australia Limited and Banker Trust Holdings (UK) Limited(BT Holdings (UK),Ltd.); and its indirect 50 percent owned affiliate Alex. Brown Investment Management. 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [ ]
     (B)  [X]


3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Bankers Trust Corporation, and Bankers Trust Company are New York Corporations. BT Alex.Brown is a Delaware Corporation.
     BT Holdings (UK), Ltd., is a corporation organized in the United Kingdom. BT Australia Limited is an Australian Corporation. Alex.Brown Investment Management is a Maryland Limited
     Partnership.

  NUMBER OF    5. SOLE VOTING POWER
  SHARES
               Bankers Trust Company      2,733,690 shares
               BT Alex.Brown                      0 shares
               BT Australia Limited             400 shares
               BT Holdings (UK)               6,297 shares
               Alex.Brown Investment
                 Management                 274,100 shares
                                          3,014,487 shares

  BENEFICIALLY 6. SHARED VOTING POWER
  OWNED BY
               Bankers Trust Company          3,200 shares
               BT Alex.Brown                      0 shares
               BT Australia Limited
               BT Holdings (UK)                   0 shares
               Alex.Brown Investment
                 Management                       0 shares
                                              3,200 shares


CUSIP No. 913017109                     Page 3 of 10 Pages

EACH           7. SOLE DISPOSITIVE POWER
REPORTING
               Bankers Trust Company      3,756,990 shares
               BT Alex.Brown                  1,830 shares
               BT Australia Limited             400 shares
               BT Holdings (UK)               6,297 shares
               Alex.Brown Investment
                 Management               1,036,566 shares
                                          4,802,083 shares

PERSON         8. SHARED DISPOSITIVE POWER
  WITH
               Bankers Trust Company          7,097 shares
               BT Alex.Brown                      0 shares
               BT Australia Limited               0 shares
               BT Holdings (UK)                   0 shares
               Alex.Brown Investment
                 Management                       0 shares
                                              7,097 shares

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON

               Bankers Trust Company      3,764,087 shares
               BT Alex.Brown                  1,830 shares
               BT Australia Limited             400 shares
               BT Holdings (UK)               6,297 shares
               Alex.Brown Investment
                 Management               1,036,566 shares
                                          4,809,180 shares

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
   CERTAIN SHARES *

          [X]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               Bankers Trust Company         1.50%
               BT Alex.Brown                 0.00%
               BT Australia Limited          0.00%
               BT Holdings (UK)              0.00%
               Alex.Brown Investment
                 Management                  0.41%
                                             1.91%
12.TYPE OF REPORTING PERSON *
     Bankers Trust Corporation - HC
     Bankers Trust Company - BK
     BT Alex.Brown - BD
     BT Australia Limited. - CO
     BT Holdings (UK), Ltd. - CO
     Alex.Brown Investment Management-IA, PN
CUSIP No. 913017109                Page 4 of 10 Pages

       DISCLAIMER OF BENEFICIAL OWNERSHIP

     THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE CONSTRUED
     AS AN ADMISSION THAT BANKERS TRUST CORPORATION, BANKERS TRUST COMPANY, AS TRUSTEE (THE "BANK"), OR BT ALEX.BROWN, OR BT HOLDINGS
     (UK), OR ALEX.BROWN INVESTMENT MANAGEMENT,FOR THE PURPOSE OF
     SECTION 13(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934,
     OR FOR ANY OTHER PURPOSE, IS THE BENEFICIAL OWNER OF THE SECURITIES SET FORTH IN ITEM 4(a)(ii) HEREOF.

Item 1(a) NAME OF ISSUER:
          United Technologies Corp.

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          United Technologies Building
          Hartford, CT 06101-2670

Item 2(a) NAME OF PERSON FILING:

          Bankers Trust Corporation, its wholly-owned subsidiary, Bankers Trust Company; its indirect wholly-owned subsidiaries, BT Alex.Brown, BT Holdings (UK), Ltd. and BT
          Australia Limited; its indirect 50 percent owned affiliate Alex.Brown Investment Management

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          For Bankers Trust Corporation,
          Bankers Trust Company and BT Alex.Brown

          130 Liberty Street
          New York, New York  10006

          For BT Australia

          Level 15
          The Chifley Tower 2 Chifley Square,
          Sydney, NSW 2000 Australia

          BT Holdings (UK), Ltd.

          1 Appold Street
          Broadgate London United Kingdom

          For Alex.Brown Investment Management

          One South Street
          Baltimore, Maryland 21202

CUSIP No. 913017109                Page 5 of 10 Pages

Item 2(c) CITIZENSHIP:

          Bankers Trust Corporation and Bankers Trust
          Company are corporations incorporated in the State of New York with their principal business offices located in New York.

          BT Alex.Brown is a Delaware corporation with its principal business office located in New York. BT Australia Limited is an Australia company doing business in Australia.

          BT Holdings (UK), Ltd. is a corporation organized in the United Kingdom and located in London, England. Alex.Brown Investment Management is a
          Maryland limited partnership with its
          principal business office located in
          Maryland.

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock ($5.00 par) of United Technologies
          Corp.

Item 2(e) CUSIP NUMBER:

          913017109

Item 3    THE PERSON FILING IS A:

          For Bankers Trust Corporation

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

          For BT Alex.Brown

     (a) [X] Broker or dealer registered under Section 15 of the Act.

          BT Australia Limited is a corporation permitted to report on Schedule 13G in accordance with Securities and Exchange Commission no-action letter to Bankers Trust New York Corporation dated
          May 15, 1990 (avail. May 15, 1990).



CUSIP No. 913017109                Page 6 of 10 Pages

          For Alex.Brown Investment Management

     (e)  [X] Investment Advisor registered under Section
           203 of the Investment  Advisors Act of 1940


Item 4    OWNERSHIP:

     (a)  Amount Beneficially Owned:

          As of December 31, 1998
     (i)
          Bankers Trust Company      3,764,087 shares
          BT Alex.Brown                  1,830 shares
          BT Australia Limited             400 shares
          BT Holdings (UK)               6,297 shares
          Alex.Brown Investment
            Management               1,036,566 shares
                                     4,809,180 shares

     (ii) Bankers Trust Company was also the record owner of 28,219,190 shares (*) held as Trustee of the United Technologies Corp Employee Savings Plan
     (the "Plan") with respect to which the bank disclaims beneficial ownership. The Plan states that each Plan participant shall have the right to direct the manner in which shares of common stock shall be voted at all stockholders' meetings. The Department of Labor has expressed the view that, under certain circumstances, ERISA may require the Trustee to vote shares which are not allocated to participants' accounts. Since, in the view of the Bank and Bankers Trust New York Corporation, such voting power is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, the Bank and Bankers Trust Corporation hereby disclaim beneficial ownership of such securities.


     _________________________

(*) This balance includes 25,127,190 shares of common stock which the Plan participants may acquire through the conversion of all outstanding Series A ESOP Convertible Preferred stock held by the Plan, at the December 31, 1998 conversion ratio of 1-to-2.


CUSIP No. 913017109                Page 7 of 10 Pages

     (b)  PERCENT OF CLASS:

      The common stock described in Item 4(a) above as
      to which Bankers Trust Corporation, Bankers Trust Company,BT Alex.Brown, BT Australia Limited, BT Holdings (UK) and Alex.Brown Investment Management acknowledges beneficial ownership constitutes of the following:
               Bankers Trust Company         1.50%
               BT Alex.Brown                 0.00%
               BT Australia Limited          0.00%
               BT Holdings (UK)              0.00%
               Alex.Brown Investment
                 Management                  0.41%
                                             1.91%

       The common stock as to which Bankers Trust New York Corporation and Bankers Trust Company disclaims beneficial ownership constitutes 11.2% of the Issuers outstanding Common Stock.

     (c)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote -
               Bankers Trust Company      2,733,690 shares
               BT Alex.Brown                      0 shares
               BT Australia Limited             400 shares
               BT Holdings (UK)               6,297 shares
               Alex.Brown Investment
                 Management                 274,100 shares
                                          3,014,487 shares

     (ii) shared power to vote or to direct the vote -
               Bankers Trust Company          3,200 shares
               BT Alex.Brown                      0 shares
               BT Australia Limited               0 shares
               BT Holdings (UK)                   0 shares
               Alex.Brown Investment
                 Management                       0 shares
                                              3,200 shares

     (iii)sole power to dispose or to direct the disposition
          of -
               Bankers Trust Company      3,756,990 shares
               BT Alex.Brown                  1,830 shares
               BT Australia Limited             400 shares
               BT Holdings (UK)               6,297 shares
               Alex.Brown Investment
                 Management               1,036,566 shares
                                          4,802,083 shares


CUSIP No. 913017109                Page 8 of 10 Pages

     (iv) shared power to dispose or to direct the
          disposition of -
               Bankers Trust Company          7,097 shares
               BT Alex.Brown                      0 shares
               BT Australia Limited               0 shares
               BT Holdings (UK)                   0 shares
               Alex.Brown Investment
                 Management                       0 shares
                                              7,097 shares

Item 5    OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS:

          Not applicable.

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          The Issuer's Plan and various trusts, and employee benefit plans for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of,such securities.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above and Exhibits A,B,C and D.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP:

          Not applicable.


Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

CUSIP No. 913017109                Page 9 of 10 Pages

Item 10   CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of and not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     As of December 31, 1998

Signature:     Bankers Trust Corporation

By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary

Signature:     Bankers Trust Company, as Trustee for various
               employee benefit plans.

By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary

Signature: BT Alex.Brown

By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary




CUSIP No. 913017109                Page 10 of 10 Pages

Signature:  BT Australia Limited


By:   /s/   Cameron Ross Paterson
Name:       Cameron Ross Paterson

Title:           Secretary



Signature:     BT Holdings (UK), Ltd.

By:       /s/Ian Pellow
Name:     Ian Pellow

Title:    Secretary-Treasurer


Signature: Alex.Brown Investment Management

By:       /s/ J. Dorsey Brown, III
Name:     J. Dorsey Brown, III

Title:    Chief Executive Officer

                          Exhibit A


      The chain of ownership from Bankers Trust Corporation to Bankers Trust Company is shown below:

            Bankers Trust Corporation

                        |
                        |
                       100%
                        |
                        |
                 Bankers Trust Company




                      Exhibit B

      The chain of ownership from Bankers Trust Corporation to BT Alex. Brown and Alex.Brown Investment Management is shown below:

                  Bankers Trust Corporation
                              |
                              |
                            100%
                              |
                              |
           BT   Alex.  Brown  Holdings  Incorporated
                              |________________
                              |                  |
                              |                  |
                              49%                |
                              |                  |                            |
         Alex.Brown Investment Management        |
                 (limited partnership)           |
                                                 |
                                                 |
                                                 |
                                                100%
                                                 |
                                                 |
                                   BT Alex. Brown Incorporated
                                                 |
                                                 |
                                                 1%
                                                 |
                                                 |
                                   Alex.Brown Investment Management
                                             (limited partnership)




                    EXHIBIT C

The chain of ownership from Bankers Trust New York Corporation to BT Australia Limited is shown below:


       Bankers Trust New York Corporation

                        |
                      100%
                        |

             Bankers Trust Company
                        |
                       100%
                        |

         Bankers International Corporation

                        |
                       100%
                        |

          B.T. International (Delaware), Inc.

                        |
                       100%
                        |

        BT Foreign Investment Corporation

                        |
                       100%
                        |

       BT Investments (Australia) Limited

                        |
                      100%
                        |

         Bankers Trust Australia Limited

                        |
                      100%
                        |

              BT Australia Limited

                    EXHIBIT D

The chain of ownership from Bankers Trust Corporation to Bankers Trust Holdings (UK), Limited is shown below:


            Bankers Trust Corporation

                        |
                      100%
                        |

              Bankers Trust Company

                        |
                      100%
                        |

        Bankers International Corporation

                        |
                      100%
                        |

          BT Holdings (Europe) Limited
                        |
                      100%
                        |
      Bankers Trust  Holdings (UK) Limited